
09011930

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2008**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: **1-16725**

The Principal Select Savings Plan for Individual Field
(Full title of the plan)

Principal Financial Group, Inc.
(Name of Issuer of the securities held pursuant to the plan)

711 High Street
Des Moines, Iowa 50392
(Address of principal executive offices) (Zip Code)



Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2767

Tel: +1 515 243 2727
www.ey.com

Report of Independent Registered Public Accounting Firm

The Management Resources Committee
Principal Life Insurance Company

We have audited the accompanying statements of net assets available for benefits of The Principal Select Savings Plan for Individual Field as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 25, 2009

0906-1065013

The Principal Select Savings Plan for Individual Field

Statements of Net Assets Available for Benefits

	December 31	
	2008	**2007**
Assets		
Investments:		
Unallocated investment contracts, at fair value:		
General account of insurance company	**$ 3,613,821**	$ 2,813,830
Separate accounts of insurance company	**99,359,168**	168,553,383
Principal Financial Group, Inc. ESOP	**12,871,794**	13,319,556
Notes receivable from participants	**2,612,545**	2,766,013
Total invested assets	**118,457,328**	187,452,782
Contribution receivable from Principal Life Insurance Company	**124,766**	141,863
Contributions receivable from participants	**216,242**	299,033
Net assets available for benefits	**$ 118,798,336**	$ 187,893,678

See accompanying notes.

The Principal Select Savings Plan for Individual Field

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31	
	2008	**2007**
Investment (loss) income:		
Interest	**$338,597**	$313,237
Dividends	**189,713**	175,859
Net realized and unrealized (depreciation) appreciation in aggregate value of investments	**(66,596,717)**	19,234,031
Total investment (loss) income	**(66,068,407)**	19,723,127
Contributions:		
Principal Life Insurance Company	**3,989,907**	3,894,870
Employees	**9,195,693**	8,692,541
Transfers from affiliated and unaffiliated plans, net	**294,917**	1,143,389
Total contributions	**13,480,517**	13,730,800
	(52,292,973)	33,453,927
Deductions:		
Benefits paid to participants	**16,476,968**	16,106,591
Administrative expenses	**30,484**	34,810
Total deductions	**16,507,452**	16,141,401
Net (decrease) increase	**(69,095,342)**	17,312,526
Net assets available for benefits at beginning of year	**187,893,678**	170,581,152
Net assets available for benefits at end of year	**$118,798,336**	$187,893,678

See accompanying notes.

1. Significant Accounting Policies

The accounting records of The Principal Select Savings Plan for Individual Field (the Plan) are maintained on the accrual basis of accounting.

Valuation of Investments

The unallocated investment contracts represent investments in the general and pooled separate accounts of Principal Life Insurance Company (Principal Life). The general and separate accounts are reported at fair value as determined by Principal Life. The Principal Financial Group Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life, is reported at the quoted market price on the last business day of the plan year.

The unallocated investment contracts are non-benefit-responsive and are valued at fair value. The general account fair value is the amount plan participants would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity for an event other than death, disability, termination, or retirement. This fair value represents contract value adjusted to reflect current market interest rates only to the extent such market rates exceed contract crediting rates. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay plan benefits and the insurance company's administrative expenses. The pooled separate accounts represent contributions invested in domestic and international common stocks, high-quality short-term debt securities, real estate, private market bonds and mortgages, and high-yield fixed-income securities which are slightly below investment grade, valued at market.

The notes receivable from participants are reported at cost (unpaid balances), which approximates fair value.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

1. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The Plan is a defined contribution plan (401(k) plan) that was established January 1, 1985. The Plan is available to substantially all field management and agents holding a Career Agent Contract from Principal Life (the Company). On January 1, 2006, Principal Life made several changes to the retirement program. Participants who were age 47 or older with at least ten years of service on December 31, 2005, could elect to retain the prior benefit provisions under the qualified defined benefit retirement plan and the 401(k) plan and forgo receipt of the additional benefits offered by amendments to Principal Life's 401(k). The participants who elected to retain the prior benefit provisions are referred to as "Grandfathered Choice Participants." Matching contributions for participants other than the Grandfathered Choice Participants were increased from 50% to 75% of deferrals, with the maximum matching deferral increasing from 6% to 8%. Participants are eligible for immediate entry into the Plan upon contract effective date with vesting at 100% after three years. The funds accumulate along with interest and investment return and are available for withdrawal by participants at retirement, termination, or when certain hardship withdrawal specifications are met. The participants may also obtain loans of their vested accrued benefit, subject to certain limitations described in the plan document. The federal and state income taxes of the participant are deferred on the contributions until the funds are withdrawn from the Plan.

At December 31, 2008 and 2007, forfeited nonvested account balances totaled $105,139 and $40,201, respectively. In 2008 and 2007, employer contributions were reduced by $325,054 and $284,829, respectively, from nonvested accounts.

2. Description of the Plan (continued)

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become fully vested in their accounts.

Information about the plan agreement, eligibility, and benefit provisions is contained in the summary plan description. Copies of the summary plan description are available from the Benefit Administration Department or the Intranet.

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (the IRS) dated February 28, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the terms of the plan document and the Code to maintain its qualification. The plan sponsor intends to operate the Plan in conformity with the provisions of the plan document and the Code. The plan sponsor acknowledges that inadvertent errors may occur in the operation of the Plan. If such inadvertent errors occur, the plan sponsor represents that it will take the necessary steps to bring the Plan's operations into compliance with the Code, including voluntarily and timely correcting such errors in accordance with procedures established by the IRS.

4. Investments

Contributions are invested in unallocated investment contracts in the Principal Life general account (a pooled account invested primarily in fixed-income securities having a range of maturities) and in separate accounts, whose portfolios are primarily invested in domestic and international common stocks, high-quality short-term debt securities, long-term debt securities, real estate, and private market bonds and mortgages. Participants elect the portfolio(s) in which to have their contributions invested.

4. Investments (continued)

The following Principal Life investment accounts represent 5% or more of the fair value of net assets available for benefits in 2008 and 2007:

	December 31	
	2008	**2007**
Money Market Separate Account	**$ 15,890,573**	$ 10,739,890
Principal Financial Group, Inc. ESOP	**12,871,794**	13,319,556
U.S. Property Separate Account	**11,123,522**	15,718,644
Diversified International Separate Account	**9,140,563**	20,630,612
International Emerging Markets Separate Account	**6,688,312**	19,089,413
Partner Large-Cap Blend I Separate Account	*	10,564,212
Medium Company Blend Separate Account	*	9,629,974
Small-Cap Stock Index Separate Account	*	9,426,963

*Less than 5% of the fair value of net assets available for benefits at respective date.

During 2008 and 2007, the Plan's Principal Life investment accounts (depreciated) appreciated in value by $(66,596,717) and $19,234,031, respectively, as follows:

	Year Ended December 31	
	2008	**2007**
General account of insurance company	**$ 8,743**	$ 81,755
Separate accounts of insurance company	**(57,703,831)**	17,109,350
Principal Financial Group, Inc. ESOP	**(8,901,629)**	2,042,926
	$ (66,596,717)	$ 19,234,031

5. Fair Value of Financial Instruments

The Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Valuation Hierarchy

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). For SFAS No. 157 disclosures, SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels.

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities. The Company's Level 1 assets and liabilities primarily include exchange traded equity securities, mutual funds, and highly liquid U.S. Treasury bonds.

- Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly. The Company's Level 2 assets and liabilities primarily include fixed maturity securities (including public and private bonds), equity securities, over-the-counter derivatives, and other investments for which public quotations are not available but that are priced by third-party pricing services or internal models using observable inputs.

- Level 3 – Significant unobservable inputs for the asset or liability. The Company's Level 3 assets and liabilities include certain fixed maturity securities, private equity securities, complex derivatives, and embedded derivatives that must be priced using broker quotes or other valuation methods that utilize significant unobservable inputs.

5. Fair Value of Financial Instruments (continued)

Determination of Fair Value

The following discussion describes the valuation methodologies used for assets and liabilities measured or disclosed at fair value. The techniques utilized in estimating the fair values of financial instruments are reliant on the assumptions used, including discount rates and estimates of the amount and timing of future cash flows. Care should be exercised in deriving conclusions about our business, its value, or financial position based on the fair value information of financial instruments presented below.

Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of timing, amount of expected future cash flows, and the credit standing of the issuer. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument.

Guaranteed Interest Accounts

The guaranteed interest accounts cannot be sold to a third party, thus, the only option to exit the contract is to withdraw the funds prior to maturity. The fair market value of the account is the value paid when funds are withdrawn prior to their maturity. If the applicable interest rate is greater than the interest rate on the account, the fair market value is the contract value reduced by a percentage. This percentage is equal to the difference between the applicable interest rate and the interest rate on the account, multiplied by the number of years (including fractional parts of a year) until the maturity date.

Separate Account Assets

Separate account assets include public equity, public and private debt securities, and derivative instruments, for which fair values are determined as previously described in Note 1, *Valuation of Investments*. Separate account assets also include commercial mortgage loans, for which the fair value is estimated by discounting the expected total cash flows using market rates that are applicable to the yield, credit quality, and maturity of the loans. Finally, separate account assets include real estate, for which the fair value is estimated using discounted cash flow valuation models that utilize public real estate market data inputs such as transaction prices, market rents, vacancy levels, leasing absorption, market cap rates, and discount rates. In addition, each property is appraised annually by an independent appraiser.

5. Fair Value of Financial Instruments (continued)

ESOP

The Principal Financial Group Inc. ESOP, which consists of common stock of Principal Financial Group, Inc., the ultimate parent of Principal Life, is reported at the quoted market price on the last business day of the plan year.

Participant Loans

The fair market value of participant loans is valued at their stated value. There are only two options to exit out of participant loans; first, the participant fulfills the loan contract or second, the participant defaults and the loan is deemed distributed. These loans are not transferrable and must remain with the Plan. Thus, the only market participants are the Plan and the participant with whom the loan was originated. The exit price of these loans is the stated value as they are paid in full or deemed distributed to the participant if they go into default.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below.

	As of December 31, 2008			
	Assets Measured at Fair Value	Fair Value Hierarchy Level		
		Level 1	Level 2	Level 3
Assets				
General account of insurance company	$ 3,613,821	$ –	$ –	$ 3,613,821
Separate accounts of insurance company	99,359,168	–	88,235,646	11,123,522
Principal Financial Group, Inc. ESOP	12,871,794	12,871,794	–	–
Notes receivable from participants	2,612,545	–	–	2,612,545
Total assets	$ 118,457,328	$ 12,871,794	$ 88,235,646	$ 17,349,888

5. Fair Value of Financial Instruments (continued)

Changes in Level 3 Fair Value Measurements

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2008, is as follows:

	Year Ended December 31, 2008					Changes in Unrealized Gains (Losses) Included in Net Income Relating to Positions Still Held
	Beginning Asset Balance as of January 1, 2008	Total Realized/ Unrealized Gains (Losses)	Purchases, Sales, Issuances, and Settlements **	Transfers in (Out) of Level 3	Ending Asset Balance as of December 31, 2008	
Assets						
General account of insurance company	$ 2,813,830	$ 116,637	$ 683,354	$ –	$ 3,613,821	$ 8,743
Separate accounts of insurance company	15,718,644	(1,668,464)	(2,926,658)	–	11,123,522	(3,269,220)
Notes receivable from participants	2,766,013	–	(153,468)	–	2,612,545	–
Total	$ 21,298,487	$ (1,551,827)	$ (2,396,772)	$ –	$ 17,349,888	$ (3,260,477)

** Includes interest, contributions, transfers from affiliated and unaffiliated plans, transfers to other investments via participant direction, benefits paid to participants, and administrative expenses.

6. Notes Receivable From Participants

The plan agreement provides for loans to active participants, which are considered a participant-directed investment of his/her account. The loan is a trust investment but only the borrowing participant's account shall share in the interest paid on the loan or bear any expense or loss incurred because of the loan. The rate of interest is 2% higher than the Federal Reserve "Bank Prime Loan" rate at the time of the loan. The rate is set the day a loan is approved, and the rate for the loans issued in 2008 and 2007 ranged from 5.25% to 10.25%. The notes receivable balance was reduced by $249,692 and $149,250 in 2008 and 2007, respectively, for terminated participants that received their account balance, net of the outstanding loans, as a benefit distribution.

7. Transactions With Party in Interest

All transactions with parties in interest have been discussed in Notes 4 and 5. All routine plan record-keeping expenses are paid through revenue generated by plan investments. Principal Life may pay other plan expenses from time to time.

8. Form 5500

Certain line items of net asset additions and deductions in the 2008 and 2007 Forms 5500 differ from similar classifications in the accompanying financial statements. However, such differences are not considered material and create no differences in net asset balances at December 31, 2008 and 2007.

The Principal Select Savings Plan for Individual Field
EIN: 42-0127290 Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2008

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in unallocated contracts held in general account of insurance company	$ 3,613,821
Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Value Separate Account	1,780,717
Principal Life Insurance Company*	Deposits in insurance company Money Market Separate Account	15,890,573
Principal Life Insurance Company*	Deposits in insurance company U.S. Property Separate Account	11,123,522
Principal Life Insurance Company*	Deposits in insurance company Bond and Mortgage Separate Account	4,022,288
Principal Life Insurance Company*	Deposits in insurance company Diversified International Separate Account	9,140,563
Principal Life Insurance Company*	Deposits in insurance company Governmental and High Quality Bond Separate Account	1,272,650
Principal Life Insurance Company*	Deposits in insurance company Medium Company Blend Separate Account	5,559,820
Principal Life Insurance Company*	Deposits in insurance company Large-Cap Stock Index Separate Account	5,192,392
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Blend I Separate Account	5,485,627

The Principal Select Savings Plan for Individual Field
EIN: 42-0127290 Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Partner Mid-Cap Growth Separate Account	$ 3,811,353
Principal Life Insurance Company*	Deposits in insurance company Small-Cap Stock Index Separate Account	5,402,454
Principal Life Insurance Company*	Deposits in insurance company Large Company Growth Separate Account	3,483,245
Principal Life Insurance Company*	Deposit in insurance company International Emerging Markets Separate Account	6,688,312
Principal Life Insurance Company*	Deposit in insurance company Principal Financial Group, Inc. Stock Separate Account	1,791,505
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Value Separate Account	3,237,100
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2010 Separate Account	976,749
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2020 Separate Account	3,123,547
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2030 Separate Account	2,675,636
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2040 Separate Account	2,054,364

The Principal Select Savings Plan for Individual Field
EIN: 42-0127290 Plan Number: 004

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) (continued)

Identity of Issue	Description of Investment	Current Value
Principal Life Insurance Company*	Deposits in insurance company Lifetime 2050 Separate Account	$ 1,070,086
Principal Life Insurance Company*	Deposits in insurance company Large Company Value Stock Separate Account	1,126,952
Principal Life Insurance Company*	Deposits in insurance company Partner Large-Cap Growth I Separate Account	994,136
Principal Life Insurance Company*	Deposits in insurance company Lifetime Strategic Income Separate Account	453,968
Principal Life Insurance Company*	Deposits in insurance company Partner Small-Cap Growth II Separate Account	3,001,609
Principal Financial Group, Inc.*	570,305 shares of Principal Financial Group, Inc. ESOP	12,871,794
Various participants	Notes receivable from participants with interest rates ranging from 5.25% to 10.25%	2,612,545
Total invested assets		$118,457,328

*Indicates party in interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of The Principal Select Savings Plan for Individual Field has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PRINCIPAL SELECT SAVINGS PLAN FOR INDIVIDUAL FIELD
by Benefit Plans Administration Committee

Date: June 26, 2009

By /s/ Ralph C. Eucher
Ralph C. Eucher
Committee Member

Exhibit Index

The following exhibit is filed herewith:

		Page
23	Consent of Ernst & Young LLP	19



ERNST & YOUNG

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, Iowa 50309-2767

Tel: +1 515 243 2727
www.ey.com

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-72002) pertaining to The Principal Select Savings Plan for Individual Field of Principal Financial Group, Inc. of our report dated June 25, 2009, with respect to the financial statements and schedule of The Principal Select Savings Plan for Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Ernst + Young LLP

Des Moines, Iowa
June 25, 2009

0906-1065013